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             November 13, 2023

       Chen Yuanhang
       Chief Executive Officer
       LVPAI Group Ltd.
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: LVPAI Group Ltd.
                                                            FORM 10-K FOR THE
FISCAL YEAR ENDED JANUARY 31, 2023
                                                            FILED MAY 25, 2023
                                                            RESPONSE DATED MAY
15, 2023
                                                            FILE NO. 033-20966

       Dear Chen Yuanhang:

               We issued comments to you on the above captioned filing on October 2, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 28, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction
       cc:                                              Michael Gillespie